Exhibit 99.9

Consent of independent registered
public accounting firm	Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

We have issued our report dated March 27, 2013 with respect to the consolidated financial statements in the Annual Report of Rio Alto Mining Limited for the year ended December 31, 2012. We hereby consent to the inclusion of said report in this Annual Report on Form 40-F for the year ended December 31, 2012.

Vancouver, Canada
March 28, 2013	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd